December 18, 2008

Mr. Bruce A. Riggins
Chief Financial Officer
Interstate Hotels & Resorts, Inc.
4501 North Fairfax Drive
Suite 500
Arlington, VA 22203

Re: Interstate Hotels & Resorts, Inc.
        File No. 001-14331
        Form 10-K for Fiscal Year Ended
        December 31, 2007
        Form 10-Q for the Quarterly Period Ended
        March 31, 2008
        Definitive Proxy on Schedule 14A

Dear Mr. Riggins:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Kevin Woody
                                        Accounting Branch Chief